

Mail Stop 3720

March 6, 2009

Mr. Jeffrey J. Raymond
Chief Executive Officer
AccountAbilities, Inc.
195 Route 9 South
Suite 109
Manalapan, New Jersey 07726

> **Re: AccountAbilities, Inc.**
> **Item 4.01 Form 8-K**
> **Filed: February 25, 2009**
> **File No. 0-30734**

Dear Mr. Raymond:

We have completed our review of your Form 8-K and related filing and do not, at this time, have any further comments.

Sincerely,

Robert Littlepage
Accountant Branch Chief